

March 24, 2022

Maydan Rothblum
Chief Financial Officer
Glimpse Group, Inc.
15 West 38 th St., 9 th Fl
New York , NY 10018

> **Re: Glimpse Group, Inc.**
> **Form 10-K for the Year ended June 30, 2021**
> **Filed September 28, 2021**
> **Form 10-Q for the Quarter Ended December 31, 2021**
> **Filed February 14, 2022**
> **File No. 001-40556**

Dear Mr. Rothblum:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarter Ended December 31, 2021

Note 3 - Summary of Significant Accounting Policies
Revenue Recognition, page 12

1. Tell us how you considered ASC 606-10-55-56(b) in assessing whether your revenue arrangement includes a software license and SaaS, and whether they are distinct from each other or could be accounted for as a combined item based on their functionality and the degree to which they affect each other. Refer to ASC 606-10-55-56(b).

2. Additionally, tell us whether the nature of the SaaS arrangement is a) a promise to provide access to the SaaS or b) a promise to provide a specified amount of services and in either case, why revenue recognition at a point in time (absent contractually stated ongoing service obligations) would be appropriate. Refer to your basis in the accounting

literature.

Note 11 - Subsequent Events, page 21

3.   We note that you entered into a Membership Interest Sale Agreement (the "S5D Agreement") to purchase all of the membership interests of Sector 5 Digital, LLC ("S5D") in December 2021 and closed the transaction in February 2022. Based on your assessment of the significance of this acquisition, tell us how you considered amending the Form 8-K filed December 2, 2021 to provide S5D's audited financial statements and pro forma financial information pursuant to Rule 8-04 and Article 11 of Regulation S-X.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 27

4.   We note your adjustment for public company expenses in the reconciliation of net loss to Adjusted EBITDA (loss) for the three and six months ended December 31, 2021 and 2020. Please clarify whether this adjustment covers transaction expenses related to your initial public offering. If not, to the extent that public company expenses reflect "additional headcount to build infrastructure and support the operations of a public company (i.e., public company directors & officers liability insurance, investor relation and public listing fees, additional legal and accounting fees, and additional independent board members)" as described under the General and Administrative section, please remove the related adjustment. An adjustment for these expenses, which relate to normal recurring transactions of a public company, results in a tailored recognition and measurement method for a financial statement line item (general and administrative expenses). Refer to Q&A 100.04 of the C&DI on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Kathryn Jacobson, Senior Staff Accountant at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology